[AMPCO-PITTSBURGH LETTERHEAD]

August 27, 2012

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ampco-Pittsburgh Corporation

Form 10-K for the fiscal year Ended December 31, 2011

Filed March 15, 2012

File No. 001-00898

Dear Mr. Cascio:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated August 13, 2012 regarding the Annual Report on Form 10-K filed by Ampco-Pittsburgh Corporation (the “Company”) for the Company’s fiscal year ended December 31, 2011 (the “Form 10-K”). Set forth below are the Staff’s comments and our responses. We note to the Staff that Amendment No. 1 to the Form 10-K was filed on August 22, 2012.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Note 17 – Asbestos Insurance, page 49

COMMENT NO. 1:

We refer to your response to comment 1. Please tell us whether any asbestos claims included in your receivables at the end of the period are being disputed by insurance companies. In future filings provide a roll forward of your insurance receivables for each period.

RESPONSE:

As we noted in our response to the Staff’s Comment No. 1 set forth in its letter to the Company dated July 18, 2012 (the “Prior Comment No. 1”), the Company and its Air & Liquid Corporation subsidiary (the “Subsidiary”) filed a declaratory judgment action in order to have the Court determine, comprehensively as to all defendants, the relative rights and obligations of the parties under the insurance policies at issue. To date, neither the Company nor the

Mr. Brian Cascio

Securities and Exchange Commission

August 27, 2012

Subsidiary has tendered to any of the defendant insurers any asbestos claim, nor has any of such defendant insurers denied coverage with respect to any asbestos claim made by the Company or the Subsidiary. As is typical in declaratory judgment actions of that type, the insurance companies filed answers in the declaratory judgment action denying that the Company and the Subsidiary are entitled to the relief which they have sought in that declaratory judgment action and raising a number of affirmative defenses to coverage. While such routine defenses have been raised in the declaratory judgment action, the Company believes that the assertion of these defenses by the insurance companies in the declaratory judgment action does not impact the determinations made by the Company as to the extent and amount to which coverage under the insurance policies at issue in the declaratory judgment action was deemed probable for accounting purposes and appropriately recorded as receivables in accordance with FASB Accounting Standards Codification 410, “Asset Retirement and Environmental Obligations,” based the facts and factors set forth in our response to the Prior Comment No. 1. Because that declaratory judgment action remains on-going, the relative rights and obligations of the parties under the insurance policies at issue have not yet been determined conclusively by the Court.

We call to the Staff’s attention that we historically have provided an updated amount of our insurance receivable as of the end of the applicable period in our periodic reports. In future filings, we will provide additional information in our roll forward discussion by reconciling the amount of the insurance receivable as of the beginning of each period reflected in the consolidated balance sheets in that particular filing to the amount of the insurance receivable as of the end of each such period.

COMMENT NO. 2:

In future filings your roll forward of asbestos claims in Note 17 should include the following:

•	total claims pending at each balance sheet date;

•	number of new claims filed;

•	number of claims dismissed;

•	number of claims settled;

•	average costs per settled claim.

In addition, in future filings please explain significant activity in the roll forward in your Management’s Discussion and Analysis.

Mr. Brian Cascio

Securities and Exchange Commission

August 27, 2012

RESPONSE:

In accordance with the Staff’s comment, we will include in our roll forward discussion in our future filings a chart reflecting the number of total claims pending at each balance sheet date, the number of new claims filed during the relevant period, the number of claims dismissed during the relevant period and the number of claims settled during the relevant period. We historically have provided in our disclosure the aggregate gross settlement and defense costs with respect to asbestos claims. In future filings, we also will include in the disclosure the average gross settlement and defense costs per claim resolved. In addition, to the extent our roll forward discussion in a future filing reflects a significant activity or a material trend or event, we will explain such activity, trend or event in the section of the applicable filing titled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A. Controls and Procedures, page 55

COMMENT NO. 3:

Please refer to our prior comment 2. Please file the amendment to your Form 10-K as soon as practicable to indicate the timing of your assessment of the effectiveness of internal control over financial reporting.

RESPONSE:

We acknowledge the Staff’s comment. We filed Amendment No. 1 to the Form 10-K on August 22, 2012. In Amendment No. 1 to the Form 10-K, we have amended Item 9A to indicate the timing of our assessment of the effectiveness of internal control over financial reporting.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio

Securities and Exchange Commission

August 27, 2012

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 412-456-4410 at your earliest convenience.

Sincerely,

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Marliss D. Johnson
Marliss D. Johnson
Vice President, Controller and Treasurer